FORM U-3A-2

                               FILE NO. 69-53-3
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

               STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                   To Be Filed Annually Prior to March 1

Consolidated Papers, Inc. (herein sometimes designated as the "Claimant") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption of itself as a holding company, and of each of its subsidiaries as such, from the provisions of the Public Utility Holding Company Act of 1935. Claimant and the system of which it is the top "holding company" fall within the exemptions granted by said Rule 2. In support of such claim for exemption the following information is submitted:

1.	Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

	The Claimant, Consolidated Papers, Inc., is a Wisconsin corporation having its principal office and place of business at Wisconsin Rapids, Wisconsin, and is engaged in the business of manufacturing and selling paper.

	Niagara of Wisconsin Paper Corporation is a Wisconsin corporation, all of the common stock of which is owned by Claimant Its principal office and place of business is the City of Niagara, Wisconsin. It is engaged primarily in the business of manufacturing and selling paper.

	Lake Superior Paper Industries is a Minnesota corporation, all of the common stock of which is owned by LSPI Duluth Corp. and LSPI Paper Corporation. All of the common stock of LSPI Duluth Corp. and LSPI Paper Corporation is owned by Claimant. The principal office and place of business of Lake Superior Paper Industries is the City of Duluth,
Minnesota. It is engaged primarily in the business of manufacturing and selling paper.

	Superior Recycled Fiber Industries is a Minnesota corporation, all of the common stock of which is owned by LSPI Fiber Co. and Superior Recycled
Fiber Corporation. All of the common stock of LSPI Fiber Co. and Superior Recycled Fiber Corporation is owned by Claimant. The principal office and place of business of Superior Recycled Fiber Industries is the City of Duluth, Minnesota. It is engaged primarily in the production and selling of recycled pulp.

	Consolidated Water Power Company, a public utility company, is a Wisconsin corporation, all of the capital stock of which is owned by Claimant. Its principal office and place of business is the City of Wisconsin Rapids, Wisconsin. It is engaged primarily in the generation, transmission, distribution and sale of electric energy and water power.

	Consolidated Papers Foreign Sales Corporation is a U.S. Virgin Islands corporation, all of the common stock of which is owned by Claimant. Its principal office and place of business is the City of Charlotte Amalie, St. Thomas, U.S. Virgin Islands. It manages all of the Claimant's export operations with respect to products which qualify as export property as defined in Section 927 of the Internal Revenue Code.

	Newaygo Forest Products Limited is a corporation of the Province of Ontario, Canada, all of the common stock of which is owned by Claimant.
Its principal office and place of business is at Mead in said Province.
Its principal business is the ownership of timber and timberlands in Canada.

	Consolidated Papers International Leasing, L.L.C. is a Delaware limited liability company. It is owned 99% by Claimant and 1% by Consolidated
Water Power Company. Its principal office and place of business is in Manchester, United Kingdom. It is a leasing company.

	CONDEPCO, Inc. is a Delaware corporation, all of the common stock of which is owned by Claimant. Its principal office and place of business is in Dover, Delaware. It is a financial management company.

	Wisconsin Valley Improvement Company is a Wisconsin corporation having its principal office and place of business in the City of Wausau, Wisconsin.
It neither controls nor is it controlled by or under common control with Claimant, and it is a "subsidiary" of Claimant and Consolidated Water
Power Company only by virtue of the definition of Section 2(a)(8)(A) of the Public Utility Holding Company Act of 1935. It operates a system of dams and water reservoirs on the Wisconsin River and tributary streams to produce as nearly a uniform stream flow as practicable through all seasons, and charges to benefited power plant owners, water tolls as authorized semi-annually by the Public Service Commission of Wisconsin, all pursuant to special enactments of the Wisconsin Legislature (as amended by Chapter 497, Wisconsin Laws of 1939). It generates no electric energy and renders no public utility services. Its financial statements are not normally consolidated with those of Claimant or any other company, and are omitted from the financial statements herein as not material.

	Consolidated Water Power Company on December 31, 1996 owned approximately 33.8% of the outstanding stock of Wisconsin River Power Company, a Wisconsin corporation having its principal office at Wisconsin Rapids, Wisconsin, (herein sometimes referred to as "River Company"). This ownership was acquired as of December 31, 1974 from Claimant. The nature of the business of River Company is as set forth in the findings and opinion of the Commission entered in reference to River Company on January
29, 1948, in File Nos. 70-1656 and 31-551 (27 SEC Decisions, p. 539),
pursuant to the Public Utility Holding Company Act of 1935, to which findings and opinion reference is hereby made with the same effect as though the contents thereof in respect to the nature of such business were set forth at length herein. Briefly, such business presently consists of operation of two dams and hydroelectric plants on the Wisconsin River.
The output of these two plants is sold in equal parts to three companies including Consolidated Water Power Company. Consolidated Water Power
Company and the other two customers own all outstanding stock of Wisconsin
River Power Company in substantially equal parts.

	Neither Claimant nor any subsidiary thereof holds an interest, either directly or indirectly, in any EWG or foreign utility company.

2.	A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

	The properties of Consolidated Water Power Company are used primarily for the generation and local transmission of energy sold to Claimant and consumed at Claimant's plants but are also used for the generation and local transmission and distribution of electric energy sold to the purchasers of electric energy as follows:

    a.	Distributed by it at retail directly to approximately one thousand residential, commercial, industrial, and rural consumers in the City of Wisconsin Rapids, Village of Biron, and Town of Grand Rapids, Wood County, Wisconsin, and Towns of Plover and Grant, Portage County,
Wisconsin.

    b.	Sold at wholesale to Wisconsin Power and Light Company at the City of
Wisconsin Rapids and to Wisconsin Public Service Corporation at the
Town of Grand Rapids and at the City of Stevens Point, Wisconsin.

	Consolidated Water Power Company has powerhouses and dams for the generation of such electric energy at Wisconsin Rapids, Wisconsin; Village of Biron, Wisconsin; City of Stevens Point, Wisconsin; Village of Whiting, Wisconsin; and Town of Eau Pleine, Portage County, Wisconsin. It has electric transmission lines connecting said plants and connecting with the plants of the Claimant and with the Petenwell plant of Wisconsin River Power Company. Consolidated Water Power Company owns all necessary flowage rights in connection with said dams and necessary for the operation of its hydroelectric plants.

	None of the properties of Consolidated Water Power Company used for the generation, transmission, or distribution of electric energy for sale is located outside of the Counties of Wood, Portage, Marathon, and Adams, Wisconsin; no electric energy is sold or delivered by it outside of the State of Wisconsin; and no electric energy is delivered to or received by it at the borders of such State. The business of Consolidated Water Power Company is entirely intrastate.

	The properties of Wisconsin River Power Company consist of its Petenwell hydroelectric plant having a nameplate capacity of 20,000 KW and its Castle Rock hydroelectric plant having a nameplate capacity of 15,000 KW.
Both plants are located on the Wisconsin River south of Wisconsin Rapids, Wisconsin. All electric energy produced by River Company has been and will be sold and delivered at the plant sites which are wholly within the State of Wisconsin, and no electric energy is to be delivered to or received by it outside the border of said State. The business of River
Company is entirely intrastate.

3.	The following information for the last calendar year with respect to
Claimant and each of its subsidiary public utility companies:

    a.	Number of KWH of electric energy sold (at retail or wholesale) and
Mcf. of natural or manufactured gas distributed at retail.

	Neither Claimant nor any subsidiary thereof sells or distributes any natural or manufactured gas at retail or wholesale either within or outside of the State of Wisconsin or at the state line.

	Neither Claimant nor any subsidiary thereof other than Consolidated Water Power Company and Wisconsin River Power Company sells or distributes any electric energy at retail or wholesale either within or outside of the State of Wisconsin or at the state line, provided however Niagara of Wisconsin Paper Corporation sells some power back to its supplier, Wisconsin Electric Power Company, at a buy-back rate when machines are down and power generation is available.

	The number of KWH of electric energy sold at retail or wholesale during the twelve months ended December 31, 1996, by Consolidated Water Power
Company and Wisconsin River Power Company and places where such sales were made are set forth in Exhibit "AA" annexed hereto and made a part hereof.

    b.	Number of KWH of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

	    None.

    c.	Number of KWH of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

	    None.

    d.	Number of KWH of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

	    Consolidated Water Power Company during the year ending December 31, 1996 purchased 6,240,000 KWHs of electric energy outside the State.

4.	The following information for the reporting period with respect to
Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    a.	Name, location, business address and description of the facilities used by the EWG or foreign utility for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

	    Not applicable.

    b.	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

	    Not applicable.

    c.	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

	    Not applicable.

    d.	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

	    Not applicable.

    e.	Identify any service, sales or construction contract(s) between the
EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

	    Not applicable.

EXHIBIT "A"

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year, excluding Wisconsin River Power Company (not normally consolidated), and a separate balance sheet and statement of income and surplus of Wisconsin River Power Company.



                                                       CONSOLIDATED PAPERS, INC.
                                                       AND SUBSIDIARY COMPANIES
                                                CONSOLIDATING STATEMENT OF NET INCOME
                                                       AS OF DECEMBER 31, 1996

                                                                                   Consoli-
                                                                                    dated
                                                   Sup-   Consol-         Newaygo  Papers
                              Niagara             erior   idated   For-   Forest   Interna-           Intraco./
                Consolidated    of       Lake      Re-     Water   eign    Pro-     tional             Interco.     Con-
                   Papers      Wis-    Superior   cycled   Power   Sales   ducts   Leasing              Elim-     solidated
                    Inc.      consin    Paper     Fiber   Company  Corp.  Limited   L.L.C.  Condepco  inations      Total
Outside sales
  - net          $1,204,912  $128,877  $174,404  $35,586  $   662     -   $  650     -         -           -      $1,545,091
Intracompany
  sales             589,328      -         -        -        -        -     -        -         -      $(589,328)        -
Intercompany
  sales               2,449        19      -      15,593   30,037     -    1,477     -         -       ( 49,575)        -
  Total Sales     1,796,689   128,896   174,404   51,179   30,699     -    2,127     -         -       (638,903)   1,545,091
    Less:  Cost
      of sales    1,466,162   137,843   141,440   44,426   27,309     -    1,533  $(4,506)     -       (638,903)   1,175,304
Gross Profit
  or (Loss)         330,527    (8,947)   32,964    6,753    3,390     -      594    4,506      -           -         369,787
Admn., Selling,
  & General
  Expenses
  Administra-
    tive
    expenses         53,167      -         -         120    1,053  $  3     -          13      -           -          54,236
  Selling
    expenses         17,719      -         -        -        -        -     -        -         -           -          17,839


  Research &
    Development
    expenses          6,452      -         -        -        -        -     -        -         -           -           6,452
  Total              77,338      -         -         120    1,053     3     -          13      -           -          78,527
    Net Profit
      or (Loss)
      From
      Opera-
      tions         253,189    (8,947)   32,964    6,633    2,337    (3)     594    4,493      -           -         291,260
Other Income
  Dividends
    received              1      -         -        -        -        -     -        -         -           -              1
  Interest
    earned              174      -           28      172     -        -     -           9   $10,616        -         10,999
  Rentals  -
    net                 155      -         -        -        -        -     -        -         -           -            155
  Royalties -
    net                 246      -         -        -        -        -     -        -         -           -            246
  Profit or
    (loss)on
    disposal of
    capital
    assets            2,834        48      -        -        -        -     -        -         -           -          2,882
  Equity in
    earnings
    of other
    companies         2,800      -         -        -         541     -     -        -         -           -          3,341
  Miscellaneous         669        17        34     -        -      275        1     -          206        -          1,202
    Total             6,879        65        62      172      541   275        1        9    10,822        -         18,826
Total Income or
  (Loss)            260,068    (8,882)   33,026    6,805    2,878   272      595    4,502    10,822        -        310,086
Other Deduc-
  tions
  Interest            5,236       726      -        -        -        -     -       9,336      -           -         15,298
  Carrying
    charge
    on timber
    resources         1,848      -         -        -        -        -     -        -         -           -          1,848


  Carrying
    charge
    on non-
    operational
    land                 30      -         -        -        -        -     -        -         -           -             30
  Miscellaneous       3,702      (205)      120     -          61    19       60   (   17)     -           -          3,740
    Total            10,816       521       120     -          61    19       60    9,319      -           -         20,916
Net income or
  (loss) before
  income taxes      249,252    (9,403)   32,906    6,805    2,817   253      535   (4,817)   10,822        -        289,170
Provision for
  income taxes       94,840    (3,238)   12,360    2,947      981    33     -      (1,826)    3,788        -        109,885
Net Income or
  (Loss)         $  154,412  $ (6,165) $ 20,546  $ 3,858   $1,836  $220   $  535  $(2,991)  $ 7,034   $    -     $  179,285



                                                      CPI AND SUBSIDIARY COMPANIES
                                             CONSOLIDATED STATEMENT OF SURPLUS ACCOUNTS
                                                     YEAR ENDED DECEMBER 31, 1996


                                                                                   Consoli-
                                                                                    dated
                                                   Sup-   Consol-         Newaygo  Papers
                              Niagara             erior   idated   For-   Forest   Interna-            Intraco./
                Consolidated    of       Lake      Re-     Water   eign    Pro-     tional              Interco.     Con-
                   Papers      Wis-    Superior   cycled   Power   Sales   ducts   Leasing               Elim-     solidated
                    Inc.      consin    Paper     Fiber   Company  Corp.  Limited   L.L.C.   Condepco  inations      Total

Capital Sur-
  plus Arising
  From:
    Premium on
      capital
      stock
      sold,
      1911
      & 1918     $      300     -          -        -        -        -     -         -           -          -       $    300
  Appraisal of
    plants &
    equipment,
    1917                 95     -          -        -        -        -     -         -           -          -             95
  Valuation of
    water power
    rights, 1921        448     -          -        -        -        -     -         -           -          -            448
  Premium on
    capital
    stock sold
    1959, 1960,
    1961, and
    1962                485     -          -        -        -        -     -         -           -          -            485
  Net premium
    on stock
    sales &
    purchases,
    prior years      46,110     -          -        -        -        -     -         -           -          -         46,110
  Tax effect of
    incentive
    stock option
    - 1994, 1995,
    1996              2,610     -          -        -        -        -     -         -           -          -          2,610
  Proceeds from
    stock issued
    in 1996 in
    excess of
    common stock
    at par value
    of $1.00 per
    share             6,252     -          -        -        -        -     -         -           -          -          6,252
  Interco. trans-
    fer of Power
    Services
    facility -
    1994, 1995         -        -          -        -     $   540     -     -         -           -     $    (540)       -
  Increase to
    reflect
    change in
    par value
    of common
    stock            24,517     -          -        -        -        -     -          -          -         -          24,517
  Purchase
    price of
    new
    acquisitions       -     $42,946   $124,202  $72,135     -        -     -          -      $393,230   (632,513)       -

  Total Capital
    Surplus As Of
    December 31,
    1996             80,817   42,946    124,202   72,135      540     -     -          -       393,230   (633,053)     80,817



Earned Surplus
  Balance at
    beginning
    of year         979,215   19,493     20,101    2,992   20,668   486   (5,541)      -          -         2,433   1,039,847
  Net income
    for the
    year            154,412   (6,164)    20,546    3,858    1,836   220      534     (2,991)     7,034       -        179,285
                  1,333,627   13,329     40,647    6,850   22,504   706   (5,007)    (2,991)     7,034      2,433   1,219,132
  Dividends
    paid in
    cash            (75,056)    -          -        -        -        -     -          -          -          -        (75,056)
  Changes:
    Cumulative
      transla-
      tion
      adjustment       (582)    -          -        -        -        -   (   13)       674       -          -             79
    Treasury stock       81     -          -        -        -        -     -          -          -          -             81
  Earned Surplus
    or (Deficit)
    at End
    of Year       1,058,070   13,329     40,647    6,850   22,504   706   (5,020)    (2,317)     7,034      2,433   1,144,236

Total Capital and
  Earned Surplus or
  (Deficit) at
  End of
  Year           $1,138,887  $56,275   $164,849  $78,985  $23,044  $706  $(5,020)   $(2,317)  $400,264  $(630,620) $1,225,053




                                                    CONSOLIDATED PAPERS, INC.
                                                    AND SUBSIDIARY COMPANIES
                                                   CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1996

                                                                                   Consoli-
                                                                                    dated
                                                  Sup-    Consol-         Newaygo  Papers
                             Niagara             erior    idated   For-   Forest   Interna-            Intraco./
               Consolidated    of       Lake      Re-      Water   eign    Pro-     tional             Interco.      Con-
                  Papers      Wis-    Superior   cycled    Power   Sales   ducts   Leasing              Elim-      solidated
                   Inc.      consin    Paper     Fiber    Company  Corp.  Limited   L.L.C.   Condepco  inations      Total
Current
  Assets
Cash & market-
    able secur-
    ities       $      502  $      9  $    231  $    144     -        -   $(   19) $  2,334  $  9,727       -      $  12,928
Receivables
  (less
    reserves)       92,385     7,083    15,026     4,611  $   316     -      -          197     6,485       -        126,103
Inventories
  Finished
    stock           42,234     2,945     1,552     1,644     -        -      -         -         -          -         48,375
  Unfinished
    stock            6,822        47       155        75     -        -      -         -         -          -          7,099
Raw materials
  & supplies        68,542     5,970     5,740     1,997      220     -        11      -         -          -         82,480
                   117,598     8,962     7,447     3,716      220     -        11      -         -          -        137,954

Other Prepaids      17,068     3,512    23,940       912    1,505  $ 38         4     1,587    (1,455) $(    199)     46,912
Total Current
  Assets           227,553    19,566    46,644     9,383    2,041    38    (    4)    4,118    14,757   (    199)    323,897

Investment &
  Other Non-
    current
    Assets
Stock - Sub-
  sidiaries        639,425      -         -         -        -        -      -         -         -      (639,425)       -
Stock - other
  companies
    (at cost)       28,800      -         -         -       5,984     -      -         -         -          -         34,784
Commercial &
  & residential
    property         2,156       169      -         -        -        -      -         -         -            47       2,372
Other receivables       97      -         -        2,857     -        -         3      -         -          -          2,957
Prepaid leases        -         -       21,980      -        -        -      -         -         -          -         21,980
Goodwill              -        7,145    35,854    16,035     -        -      -         -         -          -         59,034
Restricted cash
  related to
    lease             -         -         -         -        -        -      -         -      423,618       -        423,618
Other prepaids       2,402      -       10,707     1,995       52     -      -         -         -      (     56)     15,100
                   672,880     7,314    68,541    20,887    6,036     -         3      -      423,618   (639,434)    559,845
Advances to
  Affiliated
    Companies       48,037      -       25,290    16,575     -      669    (  246)  112,863     8,961   (212,149)       -

Fixed Assets
  Bldgs., mach.
    & equip.     1,631,004    97,705    56,800    61,407   34,656     -     1,640   315,627      -          -      2,198,839
  Less:
    Accum-
      ulated
      Depre-
      ciation     (729,741)  (10,074)   (3,483)   (4,322) (15,553)    -    (1,150)  (10,757)     -          -       (775,080)
                   901,263    87,631    53,317    57,085   19,103     -       490   304,870      -          -      1,423,759
Land & ripar-
  ian rights         6,416     1,264     1,142       180    2,445     -      -         -         -          -         11,447
Timberlands
  (less deple-
    tion)           24,975      -         -         -        -        -       175      -         -          -         25,150
Capital add-
  itions in
    process        163,756    19,497     2,459       815    1,468     -         5      -         -          -        188,000
                 1,096,410   108,392    56,918    58,080   23,016     -       670   304,870      -          -      1,648,356
Deferred
  Charges              111        33      -         -        -        -      -         -         -          -            144
Total Assets    $2,044,991  $135,305  $197,393  $104,925  $31,093  $707   $   423  $421,851  $447,336  $(851,782) $2,532,242


                                                    CONSOLIDATED PAPERS, INC.
                                                    AND SUBSIDIARY COMPANIES
                                                   CONSOLIDATING BALANCE SHEET
                                                     AS OF DECEMBER 31, 1996

                                                                                   Consoli-
                                                                                    dated
                                                  Sup-    Consol-         Newaygo  Papers
                             Niagara             erior    idated   For-   Forest   Interna-            Intraco./
               Consolidated    of       Lake      Re-      Water   eign    Pro-     tional             Interco.      Con-
                  Papers      Wis-    Superior   cycled    Power   Sales   ducts   Leasing              Elim-      solidated
                   Inc.      consin    Paper     Fiber    Company  Corp.  Limited   L.L.C.   Condepco  inations      Total
Current Lia-
  bilities
  Current
    maturi-
    ties of
    L-T debt    $   (1,414) $ 1,414      -         -        -         -       -        -         -         -           -
  Capital
    lease
    obliga-
    gation            -        -         -         -        -         -       -    $  9,586      -         -      $   9,586
  Leases
    payable           -          646      -         -        -        -       -                            -            646
  Accounts
    payable         56,411     2,980  $ 11,115  $  2,701     -        -   $   (60)     -         -         -         73,147
  Dividends
    payable            170      -         -         -        -        -       -        -         -         -            170
Accruals
  Salaries
    & wages         31,107     2,456     3,374      -        -        -       -        -         -         -         36,937
  Interest             135       726      -         -        -        -       -        -         -         -            861
  Income
    taxes             -         -         -         -     $   199     -       -        -         -     $(   199)       -
  Property
    taxes            6,671       436     2,628       281     -        -       -        -         -         -         10,016
  Payroll
    taxes &
    benefits        10,441     1,495       788      -        -        -       -        -         -         -         12,724
  Other
    accruals         8,836     4,680       362     1,726      350     -        131    3,584      -          -         19,669
    Total
      Accruals      57,190     9,793     7,152     2,007      549     -        131    3,584      -     $(    199)     80,207
Total Current
  Liab.            112,357    14,833    18,267     4,708      549     -         71   13,170      -      (    199)    163,756

Long-term debt
  Notes Payable    250,414    22,053      -         -        -        -       -        -         -          -        272,467

Capital lease
  obligation          -         -         -         -        -        -       -     462,083      -          -        462,083

Deferred Income
  Taxes            257,381    (4,687)   (3,377)    1,008    4,311     -       -     (   239)     -      (  2,442)    251,955

Post-Retir.
  Health Care       82,740    14,794     1,080      -        -        -       -        -         -          -         98,614

Other Noncurr.
  Liab.             10,659     6,660      -         -        -        -       -     (50,847)   47,072       -         13,544

Advances from
  Affil. Cos.      147,784    25,377    16,574    20,225    2,189     -       -        -         -      (212,149)       -

Shareholders'
  Investment
  Common Stock
    Cons.
      Papers,
      Inc.          44,768       -        -         -        -        -       -        -         -          -         44,768
    Cons.
      Water
      Power
      Co.             -         -         -         -       1,000     -       -        -         -      (  1,000)       -
    Foreign
      Sales
      Corp.           -         -         -         -        -        1       -        -         -      (      1)       -


    Newaygo
      Forest
      Prod.           -         -         -         -        -        -      5,371     -         -      (  5,371)       -
                    44,768      -         -         -       1,000     1      5,371     -         -      (  6,372)     44,768
  Capital
    surplus         80,818    42,946   124,202    72,135      540     -      -         -      393,230   (633,053)     80,818
  Reinvested
    earnings     1,060,672    13,329    40,647     6,849   22,504   706    (3,189)   (2,991)    7,034      2,985   1,148,546
  Cum. trans-
    lation
    adj.              (582)     -         -         -        -        -    (1,830)      674      -      (    552)     (2,290)
  Treasury
    stock           (2,020)     -         -         -        -        -      -         -         -           -        (2,020)
    Total        1,183,656    56,275   164,849    78,984   24,044   707       352    (2,317)  400,264   (636,992)  1,269,822
Total Liabi-
  lities &
  Share-
  holders'
  Investment    $2,044,991  $135,305  $197,393  $104,925  $31,093  $707   $   423  $421,851  $447,336  $(851,782) $2,532,242



                  WISCONSIN RIVER POWER COMPANY AND SUBSIDIARY
                          WISCONSIN RAPIDS, WISCONSIN
                                 BALANCE SHEET
                            AS OF DECEMBER 31, 1996

                                    ASSETS
Utility Plant
  At cost when constructed                                         $ 27,922
    Less:  Reserve for depreciation                                 (14,175)
                                                                     13,747
Other Property and Investments
  Other physical property (at cost or less)                           1,297
  Stock  - other companies (at cost)                                    213
                                                                      1,510

Current and Accrued Asset
  Cash and marketable securities (at cost)                            1,852
  Accounts receivable - other                                             5
  Accounts receivable from associated companies                          71
  Mortgage notes receivable                                              39
  Interest received                                                       3
  Materials and supplies                                                 62
  Prepaid expense                                                       278
                                                                      2,310

Deferred Debits
  Land development                                                    1,399
  Other                                                                 290
                                                                      1,689

Total Assets                                                       $ 19,256


                           LIABILITIES AND CAPITAL

Capital Stock
  Authorized 95,000 shares $100 par value                          $  9,500
    Less:  Shares unissued (1,400)                                      140
      Capital Stock Issued and Outstanding (93,600 Shares)            9,360

Current and Accrued Liabilities
  Notes payable                                                        -
  Accounts payable                                                      109
  Accounts payable - Associated Co.                                    -
  Dividends payable                                                     936
  Federal and state income taxes accrued                                 15
  Property taxes accrued                                                908
  Other accrued liabilities                                             174
                                                                      2,142

Deferred Credits and Other Liabilities (Note 1)                         338

Postretirement Benefits                                                 166

Reinvested Earnings                                                   7,250

Total Liabilities and Capital                                      $ 19,256


                  WISCONSIN RIVER POWER COMPANY AND SUBSIDIARY
                          WISCONSIN RAPIDS, WISCONSIN
                STATEMENT OF NET INCOME AND REINVESTED EARNINGS
             FOR THE TWELVE MONTHS' PERIOD ENDED DECEMBER 31, 1996


Operating Revenue
  Sales of electric energy                                          $ 5,112
  Sales of water and other operating revenue                             84
    Total Operating Revenues                                          5,196

Operating Expenses and Taxes
  Operation                                                             515
  Maintenance                                                           381
  Administrative and General Expenses
    Management and supervision fees                                     631
    Injuries and damages                                                 97
    Other administrative and general expenses                           300
  Depreciation                                                          346
  Taxes
    Federal and State income taxes (Note 2)                             836
    Property taxes                                                      780
    Other taxes                                                          19

      Total Operating Deductions                                      3,905

Operating Income                                                      1,291

Other Income (Deductions) (Net) (Notes 3, 4, & 5)                       313

Income Before Interest Charges                                        1,604

Interest Expense                                                         14

Net Income                                                            1,590

                       STATEMENT OF REINVESTED EARNINGS

Balance, January 1, 1996                                               7,719
Net Income, 1996                                                       1,590
  Less:  Cash dividends                                                2,059

Reinvested Earnings, December 31, 1996                               $ 7,250




Note 1 -	Deferred credit and other liabilities consist of the following items:

                                                       1996
                    Deferred income tax                $ 279
                    Deferred Investment                    -
                      Tax Credit                          39
                    Other credits and
                      liabilities                         20

                                                       $ 338

Note 2 -	Federal and State income taxes consist of the following items:

                                                       1996
                    Current                            $ 787
                    Deferred                              48
                    Deferred Investment                    -
                      Tax Credit                           1
                                                       $ 836

Note 3 -	Included in "Other Income and Deductions (Net)" are the following income tax items:

                                                       1996
                    Current                            $  10
                    Deferred                             146
                    Investment Tax Credit
                      Ratably Restored                   ( 3)
                    Total                              $ 153

Note 4 -	Included in "Other Income and Deductions (Net)" are the following amounts related to Wisconsin River Power Company's land development projects.  These amounts are stated on a before-tax basis.

                                                      1996
                    Land Development Sales            $1,661
                    Less:  Cost of Sales                 994
                           Selling Expense               153
                           Administrative Expense        149

                    Income (Loss) Before Tax          $  365

Note 5 -	Included in "Other Income and Deductions (Net)" are the following amounts related to activity of the subsidiary - The Lakes Development
Company, Inc.  These amounts are stated on a before-tax basis.



                                                        1996
                    Sales                              $  55
                    Cost of Sales                          -
                      Gross Profit                        55

                    Less:  Operating and
                             Maintenance Expense          41
                           Interest Expense                -
                    Total Expense                         41

                    Other Income                           -

                    Income (Loss) Before Tax           $  1


                                 EXHIBIT "AA"


A sales analysis for Consolidated Water Power Company and Wisconsin River
Power Company for the calendar year ended December 31, 1996.

                       CONSOLIDATED WATER POWER COMPANY
                         WISCONSIN RAPIDS, WISCONSIN
                                SALES ANALYSIS
                         YEAR ENDED DECEMBER 31, 1996

                               Location               KWH          Revenue
Electric Energy
Sold at Retail
Residential and rural   Village of Biron, WI         3,482,982  $   148,952.03
Residential and rural   Town of Grand Rapids, WI     5,648,076      239,045.50
Residential and rural   Town of Plover, WI           4,123,102      179,495.67
Residential and rural   Town of Grant, WI              357,214       18,036.43
Residential and rural   Wisconsin Rapids, WI           118,335        4,168.15
  Total                                             13,729,709      589,697.78

Electric Energy
Sold at Wholesale
WI Power & Light Co.    Wisconsin Rapids, WI              -                -
WI Public Service Corp. Wisconsin Rapids, WI           439,000        2,904.00
WI Public Service Corp. Stevens Point, WI                 -                -
  Total                                                439,000        2,904.00

Interco. Sales of
Electric Energy
Consolidated Papers, Inc. Wisconsin Rapids, WI     301,445,800    7,163,466.08
Consolidated Papers, Inc. Village of Biron, WI     477,275,687   11,294,083.44
Consolidated Papers, Inc. Stevens Point, WI        139,147,300    3,300,614.22
Consolidated Papers, Inc. Village of Whiting, WI   349,159,560    8,249,556.13
  Total                                          1,267,028,347   30,007,719.87

Interco. Sales
of Water Power
Consolidated Papers, Inc. Wisconsin Rapids, WI            -                -
Consolidated Papers, Inc. Village of Biron, WI            -                -
Consolidated Papers, Inc. Village of Whiting, WI          -                -
  Total                                                   -                -

Utility Sale of Water                                     -          29,026.02

Miscellaneous Income                                      -          69,719.79

  Total                                          1,281,197,056  $30,699,067.46



                        WISCONSIN RIVER POWER COMPANY
                         WISCONSIN RAPIDS, WISCONSIN
                                SALES ANALYSIS
                         YEAR ENDED DECEMBER 31, 1996

                                Location              KWH*          Revenue
Electric Energy Sold
  at Wholesale
    Consolidated Water
      Power Co.           Wisconsin Rapids, WI      75,341,000    1,703,968.00
    Wisconsin Power &
      Light Co.           Madison, WI               75,341,000    1,703,969.00
    Wisconsin Public
        Service Corp.     Stevens Point, WI         75,341,000    1,703,969.00
      Total                                        226,023,000    5,111,906.00

Miscellaneous Income                                      -          84,386.50

  Total                                            226,023,000    5,196,292.50


*	Each of the three purchasers of the output of the Wisconsin River Power
Company by contract is entitled to receive and is required to pay for one-
third of the total output.  The above KWH figures and all billings conform to this contractual requirement.  In practice, actual deliveries vary from the contractual one-third as the result of system conditions existing from time to time and such variations are equalized as soon as practicable without any payment adjustment.  Actual deliveries in 1996 were:

                                                                KWH*
           Consolidated Water Power Company                  75,341,000
           Wisconsin Power & Light Company                   75,341,000
           Wisconsin Public Service Corporation              75,341,000
                                                            226,023,000



                                  EXHIBIT 27


Financial Data Schedule of Claimant and its subsidiary companies on a consolidated basis (official Exhibit "B").

Exhibit "C" is not applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1997.



                                 CONSOLIDATED PAPERS,INC.



                                 By  /s/ Gorton M. Evans
                                     Gorton M. Evans
                                     President and Chief Executive Officer

CORPORATE SEAL

Attest:


 /s/ Carl R. Lemke
Carl R. Lemke, Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Carl R. Lemke, Assistant Secretary
Consolidated Papers, Inc.
P.O. Box 8050
Wisconsin Rapids, Wisconsin 54495-8050



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